CS&M Draft of May 13, 1999


                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549
------------------------------------------------------------------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                         The Goldman Sachs Group, Inc.
             -----------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
             -----------------------------------------------------
                        (Title of Class of Securities)

                                  38141G 10 4
             -----------------------------------------------------
                                (CUSIP Number)

                            Robert A. Rabbino, Jr.
                      Sumitomo Bank Capital Markets, Inc.
                                277 Park Avenue
                           New York, New York 10172
                           Telephone: (212) 224-4000
                 --------------------------------------------
         (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                  May 7, 1999
                 --------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                        (Continued on following pages)

CUSIP NO. 38141G 10 4                   13D

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sumitomo Bank Capital Markets, Inc.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [x]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF    7  SOLE VOTING POWER
     SHARES         0
  BENEFICIALLY  ---------------------------------------------------------------
    OWNED BY    8  SHARED VOTING POWER
      EACH          277,438,706 Covered Shares[1][2] held by Covered Persons[1]
   REPORTING        136,233 Uncovered Shares[1][2] held by Covered Persons[1]
     PERSON         21,975,421 shares[2] held by KAA[1]
      WITH          21,425,052 shares held by SBCM[1]
                9  SOLE DISPOSITIVE POWER
                    21,425,052
                ---------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                    0
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          21,425,052[3]

-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.9%[3]
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        BK
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


[1]  For a definition of this term, please see Item 2.

[2] Each of SBCM and Sumitomo Bank, Limited may be deemed to be members of a "group" with KAA and the Covered Persons. Each of SBCM and Sumitomo Bank, Limited disclaims beneficial ownership of shares of Common Stock held by KAA and the Covered Persons.

[3] Excludes 277,574,939 and 21,975,421 shares of Common Stock held by the Covered Persons and KAA, respectively, as to which each of SBCM and Sumitomo disclaims beneficial ownership.

CUSIP NO. 38141G 10 4                   13D

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sumitomo Bank Limited
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [x]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF    7  SOLE VOTING POWER
     SHARES         0
  BENEFICIALLY  ---------------------------------------------------------------
    OWNED BY    8  SHARED VOTING POWER
      EACH          277,438,706 Covered Shares[1][2] held by Covered Persons[1]
   REPORTING        136,233 Uncovered Shares[1][2] held by Covered Persons[1]
     PERSON         21,975,421 shares[2] held by KAA[1]
      WITH          21,425,052 shares held by SBCM[1]
                9  SOLE DISPOSITIVE POWER
                    21,425,052
                ---------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                    0
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          21,425,052[3]

-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.9%[3]
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        BK
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


[1]  For a definition of this term, please see Item 2.

[2] Each of SBCM and Sumitomo Bank, Limited may be deemed to be members of a "group" with KAA and the Covered Persons. Each of SBCM and Sumitomo Bank, Limited disclaims beneficial ownership of shares of Common Stock held by KAA and the Covered Persons.

[3] Excludes 277,574,939 and 21,975,421 shares of Common Stock held by the Covered Persons and KAA, respectively, as to which each of SBCM and Sumitomo disclaims beneficial ownership.

Item 1. Security and Issuer

   This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc., a Delaware corporation (together with its subsidiaries and affiliates, "GS Inc."). The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

Item 2. Identity and Background

     (a), (b), (c), (f) This Schedule 13D is being filed by Sumitomo Bank Capital Markets, Inc. ("SBCM"), a Delaware corporation and a wholly owned subsidiary of Sumitomo Bank, Limited, a corporation organized under the laws of Japan ("Sumitomo"). Sumitomo Bank Capital Markets, Inc. is a New York-based subsidiary of The Sumitomo Bank, Limited. It is engaged in various forms of commercial finance and is a participant in the market for interest rate and other forms of derivatives. The Sumitomo Bank, Limited is a commercial bank headquartered in Osaka and Tokyo, Japan. Directly or through subsidiaries and other affiliates, it engages in a wide variety of wholesale and retail banking activities in Japan, as well as in other parts of Asia, the Americas and Europe. The address of SBCM's principal business and office is 277 Park Avenue, New York, New York 10172. The address of Sumitomo's principal business and office is 3-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-0005, Japan. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of SBCM and Sumitomo is set forth in Annex A to this
Schedule 13D.

     This Schedule contains certain information relating to certain managing directors of GS Inc. who beneficially own Common Stock subject to a Shareholders' Agreement ("Covered Shares"), dated as of May 7, 1999, to which the Covered Persons are party (as amended from time to time, the "Shareholders' Agreement" and such management directors, the "Covered Persons"), and (ii) Kamehameha Activities Association ("KAA"), who may be deemed to be members of a "group" with SBCM. Each of SBCM and Sumitomo hereby disclaims beneficial ownership of: (i) the Covered Shares; (ii) shares of Common Stock which may be purchased from time to time by Covered Persons for investment purposes which are not subject to the Shareholders' Agreement ("Uncovered Shares") or (iii) the shares of Common Stock subject to the Voting Agreement between KAA and GS Inc. (the "KAA Shares"), referred to below (see
Item 6). All information contained in this Schedule relating to the Covered Persons and KAA has been derived from the final prospectus, dated May 3, 1999, made part of the Registration Statement on Form S-1 filed by GS Inc. (File No. 333-74449). Each of SBCM and Sumitomo understands that the Covered Persons and KAA each propose to file a Schedule 13D with respect to the shares of Common Stock and other equity securities of GS Inc. which they beneficially own; the reader is referred to such filings and any amendments thereto for more recent and complete information relating to the Covered Persons and KAA.

     (d), (e) Except as described in Annex B, during the last five years, none of SBCM or Sumitomo or, to the best knowledge of SBCM or Sumitomo, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or financial order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration

   The Common Stock has been acquired by SBCM and Sumitomo in exchange for their interests in The Goldman Sachs Group L.P. ("Group L.P.") and certain of its affiliates.

Item 4. Purpose of Transactions

   SBCM acquired the Common Stock reported hereunder in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering. Except as described in Item 6, none of SBCM or Sumitomo or their respective executive officers or directors has any plans or proposals which relate to or would result in their acquisition of additional Common Stock or any of the other events described in Item 4(a) through 4(j).

   Each of SBCM and Sumitomo and their respective executive officers and directors is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and their interests in and with respect to GS Inc. Accordingly, each of SBCM and Sumitomo and their respective executive officers and directors may change their plans and intentions at any time and from time to time. In particular, each of SBCM and Sumitomo and their respective executive officers and directors may at any time and from time to time acquire or dispose of shares of Common Stock.

Item 5. Interest in Securities of the Issuer

   (a) Rows (11) and (13) of the cover pages to this Schedule and Annex A are hereby incorporated by reference. Each of SBCM and Sumitomo hereby disclaims beneficial ownership of any shares of Common Stock held by any Covered Person or of the KAA Shares.

***   (b) Rows (7) through (10) of the cover pages to this Schedule and Annex A set forth the percentage range of Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition, and the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote the Common Stock subject to the Voting Agreement between SBCM, Sumitomo and GS
Inc. referred to below (see Item 6) (the "SBCM Shares") is shared with the Covered Persons, as described below in response to Item 6. Each of SBCM and Sumitomo hereby disclaims beneficial ownership of any shares of Common Stock held by any Covered Person or of the KAA Shares.

   (c) Except as described in Annex C, neither SBCM or Sumitomo has effected any transactions in Common Stock during the past 60 days.

   (d), (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

SBCM VOTING AGREEMENT

   SBCM and Sumitomo have entered into a voting agreement with GS Inc., dated April 30, 1999 (the "SBCM Voting Agreement"), in which they have agreed to vote their shares of Common Stock and all other voting securities of GS Inc. in the same manner as a majority of the shares of Common Stock held by the managing directors of GS Inc. are voted for so long as they hold voting securities of GS Inc. It is expected that for so long as the Shareholders' Agreement remains in effect, the SBCM Voting Agreement will result in the shares of Common Stock owned by SBCM being voted in the same manner as the Covered Shares. The Covered Persons and KAA are not parties to the SBCM Voting Agreement, and the SBCM Voting Agreement is not enforceable by the Covered Persons or KAA, will continue to exist independent of the existence of the Shareholders' Agreement and the KAA Voting Agreement and may be amended, waived or canceled by GS Inc. without any consent or approval of the Covered Persons or KAA. The SBCM Voting Agreement is incorporated by reference as an exhibit to this Schedule 13D and the foregoing summary is qualified in its entirety by reference thereto.

   Each of SBCM and Sumitomo hereby disclaims beneficial ownership of the Covered Shares.

SHAREHOLDERS' AGREEMENT

   GS, Inc. has disclosed that the Covered Persons are party to the Shareholders' Agreement. The Covered Shares subject to the Shareholders' Agreement are subject to certain voting restrictions and restrictions on transfer of ownership by the Covered Persons, as more fully set forth in the Shareholders' Agreement.

   Each of SBCM and Sumitomo hereby disclaims beneficial ownership of the Covered Shares.

KAA VOTING AGREEMENT

   GS Inc. has disclosed that KAA has entered into a voting agreement with GS Inc., dated April 30, 1999 (the "KAA Voting Agreement"), in which they have agreed to vote their shares of Common Stock and all other voting securities of GS Inc. in the same manner as a majority of the shares of Common Stock held by the managing directors of GS Inc. are voted for so long as they hold voting securities of GS Inc.

   Each of SBCM and Sumitomo hereby disclaims beneficial ownership of the KAA Shares.


Item 7.  Material to be Filed as Exhibits

Exhibit               Description

A. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Sumitomo Bank, Limited and Sumitomo Bank Capital Markets, Inc. (incorporated by reference to Exhibit [ ] to the registration statement on Form S-1 (File No. 333-74449) filed by The Goldman Sachs Group, Inc.)

                                                                       ANNEX A


   Information required as to Executive Officer and Directors of SBCM and Sumitomo, respectively.


Directors and Executives of The Sumitomo Bank, Limited



                Citizen-
     Name         ship        Business Address         Present Employment

Toshio         Japan       3-2, Marunouchi 1-      Chairman of The Board,
Morikawa                   chome, Chiyoda-ku,      The Sumitomo Bank,
                           Tokyo 100-0005,         Ltd.
                           Japan
Yoshifumi      Japan       3-2, Marunouchi 1-      President, The
Nishikawa                  chome, Chiyoda-ku,      Sumitomo Bank, Ltd.
                           Tokyo 100-0005,
                           Japan
Kensuke        Japan       3-2, Marunouchi 1-      Deputy President, The
Hotta                      chome, Chiyoda-ku,      Sumitomo Bank, Ltd.
                           Tokyo 100-0005,
                           Japan
Youhei         Japan       3-2, Marunouchi 1-      Senior Managing
Shiraga                    chome, Chiyoda-ku,      Director, The Sumitomo
                           Tokyo 100-0005,         Bank, Ltd.
                           Japan
Akio Asuke     Japan       3-2, Marunouchi 1-      Senior Managing
                           chome, Chiyoda-ku,      Director, The Sumitomo
                           Tokyo 100-0005,         Bank, Ltd.
                           Japan
Kensuke        Japan       3-2, Marunouchi 1-      Senior Managing
Uchida                     chome, Chiyoda-ku,      Director, The Sumitomo
                           Tokyo 100-0005,         Bank, Ltd.
                           Japan
Kunikatsu      Japan       3-2, Marunouchi 1-      Senior Managing
Yamamoto                   chome, Chiyoda-ku,      Director, The Sumitomo
                           Tokyo 100-0005,         Bank, Ltd.
                           Japan
Shunichi       Japan       6-5, Kitahama 4-        Senior Managing
Okuyama                    chome, Chuo-ku,         Director, The Sumitomo
                           Osaka 541-0041,         Bank, Ltd.
                           Japan
Tatsuo         Japan       3-2, Marunouchi 1-      Managing Director, The
Kubota                     chome, Chiyoda-ku,      Sumitomo Bank, Ltd.
                           Tokyo 100-0005,
                           Japan

Michiyoshi     Japan       3-2, Marunouchi 1-      Head of Tokyo
Kuriyama                   chome, Chiyoda-ku,      Corporate and
                           Tokyo 100-0005,         Institutional Banking
                           Japan                   Division, The Sumitomo
                                                   Bank, Ltd.

                                                   Managing Director, The
                                                   Sumitomo Bank, Ltd.

Takeharu       Japan       6-5, Kitahama 4-        Head of Corporate and
Nagata                     chome, Chuo-ku,         Institutional Banking
                           Osaka 541-0041,         Division, The Sumitomo
                           Japan                   Bank, Ltd.

                                                   Managing Director, The
                                                   Sumitomo Bank, Ltd.

Michihiro      Japan       6-5, Kitahama 4-        Managing Director, The
Matsuda                    chome, Chuo-ku,         Sumitomo Bank, Ltd.
                           Osaka 541-0041,
                           Japan

Tadashi        Japan       8-13, Sakae 2-          Head of Tokai
Inoue                      chome, Naka-ku,         Corporate Banking
                           Nagoya 460-0008,        Division  The Sumitomo
                           Japan                   Bank, Ltd.

                                                   Managing Director, The
                                                   Sumitomo Bank, Ltd.

Masayuki       Japan       3-2, Marunouchi 1-      General Manager,
Oku                        chome, Chiyoda-ku,      Corporate Planning
                           Tokyo 100-0005,         Department, The
                           Japan                   Sumitomo Bank, Ltd.

                                                   Managing Director, The
                                                   Sumitomo Bank, Ltd.

Takayuki       Japan       Temple Court, 11        Head of Europe
Tsukuda                    Queen Victoria          Division, The Sumitomo
                           Street, London          Bank, Ltd.
                           EC4N 4TA, U.K.
                                                   Managing Director, The
                                                   Sumitomo Bank, Ltd.

Masaaki        Japan       2-5, Nakanoshima        Director, The Sumitomo
Arai                       2-chome, Kita-ku,       Bank, Ltd.
                           Osaka 530-8220
                           Japan                   Honorable Chairman,
                                                   Sumitomo Life
                                                   Insurance Company

Masao          Japan       5-33, Kitahama 4-       Director, The Sumitomo
Kamei                      chome, Chuo-ku,         Bank, Ltd.
                           Osaka 541-0041,
                           Japan                   Advisor, Sumitomo
                                                   Electric Industries, Ltd.

Kenjiro        Japan       7-9,Nihonbashi 2-       Head of Tokyo
Noda                       chome,Chuo-ku,          Corporate Banking
                           Tokyo 103-0027          Division -II, The
                           Japan                   Sumitomo Bank, Ltd.

                                                   Director,  The
                                                   Sumitomo Bank, Ltd.

Tadashi        Japan       604 Manjuya-machi,      Head of Kyoto
Hirota                     Karasuma-sanjo-         Corporate Banking
                           sagaru                  Division, The Sumitomo
                                                   Bank, Ltd.
                           Nakagyo-ku, Kyoto
                           604-8161 Japan          Director, The Sumitomo
                                                   Bank, Ltd.

Mutsuhiko      Japan       3-2, Marunouchi 1-      General Manager,
Matsumoto                  chome, Chiyoda-ku,      Planning Dept.,
                           Tokyo 100-0005          Corporate Banking
                           Japan                   Group, The Sumitomo
                                                   Bank, Ltd.

                                                   Director,  The
                                                   Sumitomo Bank, Ltd.

Sounosuke      Japan       5-7, Nihonbashi-        Head of Tokyo
Kera                       Odenmacho, Chuo-        Corporate Banking
                           ku, Tokyo 103-0011      Division-I, The
                           Japan                   Sumitomo Bank, Ltd.

                                                   Director, The Sumitomo
                                                   Bank, Ltd.

Ryuzo          Japan       277 Park Ave., New      Head of The Americas
Kodama                     York City, New          Division, The Sumitomo
                           York, NY 10172          Bank, Ltd.,
                           USA
                                                   Director, Sumitomo
                                                   Bank Capital Markets,
                                                   Inc.

                                                   Director, The Sumitomo
                                                   Bank, Ltd.

Kazuhiko       Japan       4-1, Amibacho,          Head of Kyushu
Sugimoto                   Hakata-ku,              Corporate Banking
                           Fukuoka-shi,            Division, The Sumitomo
                           Fukuoka 812-0024        Bank, Ltd.
                           Japan
                                                   Director, The Sumitomo
                                                   Bank, Ltd.

Koji Ishida    Japan       7-1, Nishishinjuku      Head of Tokyo
                           1-chome, Shinjuku-      Corporate Banking
                           ku, Tokyo 160-0023      Division -IV, The
                           Japan                   Sumitomo Bank, Ltd.

                                                   Director, The Sumitomo
                                                   Bank, Ltd.

Koichi         Japan       8-3, Shinbashi 1-       Head of Tokyo
Tsukihara                  chome, Minato-ku,       Corporate Banking
                           Tokyo 105-0004          Division -III, The
                           Japan                   Sumitomo Bank, Ltd.

                                                   Director,  The
                                                   Sumitomo Bank, Ltd.

Masahide       Japan       3-2, Marunouchi 1-      General Manager,
Hirasawa                   chome, Chiyoda-ku,      General Affairs Dept.,
                           Tokyo 100-0005,         The Sumitomo Bank,
                           Japan                   Ltd.

                                                   Director, The Sumitomo
                                                   Bank, Ltd.

Hidenobu       Japan       3-2, Marunouchi 1-      General Manager,
Takagi                     chome, Chiyoda-ku,      Specialized Finance
                           Tokyo 100-0005,         Dept., Corporate
                           Japan                   Banking Group

                                                   Director, The Sumitomo
                                                   Bank, Ltd.

Keumaru        Japan       10-19,                  Head of Osaka
Ogura                      Minamisenba 3-          Corporate Banking
                           chome, Chuo-ku          Division-I,
                           Osaka 542-0081,
                           Japan                   Director, The Sumitomo
                                                   Bank, Ltd.

Kiyoshi        Japan       3-2, Marunouchi 1-      General Manager,
Shibuya                    chome, Chiyoda-ku,      Credit Dept.-III, The
                           Tokyo 100-0005,         Sumitomo Bank, Ltd.
                           Japan
                                                   Director, The Sumitomo
                                                   Bank, Ltd.

Shinpei        Japan       13-13, Umeda 1-         Head of Osaka
Nihei                      chome Kita-ku           Corporate Banking
                           Osaka 530-0001,         Division-II, The
                           Japan                   Sumitomo Bank, Ltd.

                                                   Director, The Sumitomo
                                                   Bank, Ltd.

Yasuyuki       Japan       3-2, Marunouchi 1-      General Manager,
Kimoto                     chome, Chiyoda-ku,      International Planning
                           Tokyo 100-0005,         Dept., The Sumitomo
                           Japan                   Bank, Ltd.

                                                   Director, The Sumitomo
                                                   Bank, Ltd.

Kenjiro        Japan       3-2, Marunouchi 1-      General Manager,
Nakano                     chome, Chiyoda-ku,      Business Planning
                           Tokyo 100-0005,         Dept., Capital Markets
                           Japan                   Group, The Sumitomo
                                                   Bank, Ltd.

                                                   Director, The Sumitomo
                                                   Bank, Ltd.

Hiroshi        Japan       3-2, Marunouchi 1-      General Manager,
Nishikawa                  chome, Chiyoda-ku,      Private Banking
                           Tokyo 100-0005,         Division., Consumer
                           Japan                   Banking Group, The
                                                   Sumitomo Bank, Ltd.

                                                   Director, The Sumitomo
                                                   Bank, Ltd.


Directors and Officers of Sumitomo Bank Capital Markets, Inc.


                                    Business
      Name         Citizenship      Address             Present Employment

Ryuzo            Japan            The Sumitomo         Head of the Americas
Kodama                            Bank, Ltd., 277      Division, The Sumitomo
                                  Park Ave., New       Bank, Limited
                                  York City, New
                                  York, USA            Director, The Sumitomo
                                                       Bank, Ltd.

                                                       Sumitomo Bank Capital
                                                       Markets, Inc.

Yuji Harada      Japan            The Sumitomo         General Manager,
                                  Bank, Ltd., 277      Planning Department,
                                  Park Ave., New       Americas Division, The
                                  York City, New       Sumitomo Bank, Limited
                                  York, USA
                                                       Director, Sumitomo Bank
                                                       Capital Markets, Inc.

Natsuo           Japan            Sumitomo Bank        President, Sumitomo Bank
Okada                             Securities Inc.,     Securities, Inc., President,
                                  277 Park Ave.,       Sumitomo Bank Capital
                                  New York City,       Markets, Inc.
                                  New York, USA
                                                       Director, Sumitomo Bank
                                                       Capital Markets, Inc.
Kenichi          Japan            Sumitomo Bank        Managing Director,
Morooka                           Capital Markets,     Sumitomo Bank Capital
                                  Inc., 277 Park       Markets, Inc.
                                  Ave., New York
                                  City, New York,      Director, Sumitomo Bank
                                  USA                  Capital Markets, Inc.

Naoyuki          Japan            The Sumitomo         President Sumitomo Bank
Kawamoto                          Bank, Ltd.,          Capital Markets, Ltd.
                                  Temple Court, 11
                                  Queen Victoria       Director, Sumitomo Bank
                                  Street, London       Capital Markets, Inc.
                                  EC4N 4TA, U.K.
Joe Brennan      USA              Sumitomo Bank        Managing Director,
                                  Capital Markets,     Sumitomo Bank Capital
                                  Inc., 277 Park       Markets, Inc.
                                  Ave., New York
                                  City, New York,      Director, Sumitomo Bank
                                  USA                  Capital Markets, Inc.






Norah            USA              Sumitomo Bank        Chairman, Sumitomo Bank
Hughes                            Securities, Inc.,    Securities, Inc.
                                  77 Park Ave.,
                                  New York City,       Director, Sumitomo Bank
                                  New York, USA        Capital Markets, Inc.

Bill Ginn        USA              Sumitomo Bank        President, Sumitomo Bank
                                  Leasing and          Leasing and Finance Inc.
                                  Finance Inc., 277
                                  Park Ave., New       Director, Sumitomo Bank
                                  York City, New       Capital Markets, Inc.
                                  York, USA

John Clark       USA              Sumitomo Bank        Chief Financial Officer,
                                  Capital Markets,     Sumitomo Bank Capital
                                  Inc., 277 Park       Markets, Inc.
                                  Ave., New York
                                  City, New York,
                                  USA
---------------- ---------------- ---------------------------------------------

                                                                       ANNEX B


   Information required as to proceedings described in Items 2(d) and 2(e)


                  None.

                                                                       ANNEX C


Item 5(c). Description of all transactions in the Common Stock effected during the last 60 days by SBCM or Sumitomo.

                 None.

                                  SIGNATURES

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 1999


                              SUMITOMO BANK CAPITAL MARKETS, INC.



                              By:/s/ Natsuo Okada
                                 ----------------------------
                                 Name:  Natsuo Okada
                                 Title: President, Sumitomo Bank
                                        Capital Markets, Inc.


                              SUMITOMO BANK, LIMITED


                              By:/s/ Ryuzo Kodama
                                 ----------------------------
                                 Name:  Ryuzo Kodama
                                 Title: Director and Head of the
                                        Americas Division

                                 EXHIBIT INDEX


Exhibit                    Description

A. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Sumitomo Bank, Limited and Sumitomo Bank Capital Markets, Inc. (incorporated by reference to Exhibit [ ] to the registration statement on Form S-1 (File No. 333-74449) filed by The Goldman Sachs Group, Inc.).